THIS PAPER  DOCUMENT IS BEING  SUBMITTED  PURSUANT TO RULE 101(d) OF  REGULATION
S-T.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                    Wallstreet Racing Stables, Inc. ("WRSB")
                    ----------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   932901 10 1
                              --------------------
                                 (CUSIP Number)


                             David J. Babiarz, Esq.
                       Overton, Babiarz & Associates, P.C.
                      7720 East Belleview Avenue, Ste. 200
                               Englewood, CO 80111
                                 (303) 779-5900
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                     6/21/00
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 932901 10 1
          -----------

1    Name of Reporting Person

     Robert L. Maige


2    Check the Appropriate Box if a Member of a Group a
                                                        ----
                                                      b
                                                        ----

3    SEC USE ONLY


4    Source of Funds *

     Not applicable.


5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _


6    Citizenship or Place of Organization

     United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    Sole Voting Power: 2,282,425


8    Shared Voting Power:


9    Sole Dispositive Power: 2,282,425


10   Shared Dispositive Power:


11   Aggregate Amount Beneficially Owned by Each Reporting Person: 2,282,425


12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * _


13   Percent of Class Represented by Amount in Row (11): 24.15%


14   Type of Reporting Person *

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1: SECURITY AND ISSUER

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share of Wallstreet Racing Stables, Inc. (hereinafter "Wallstreet" or the "Company"), whose principal place of business is located at 1001 Kings Avenue, Suite 200, Jacksonville, Florida 32207.


ITEM 2: IDENTITY AND BACKGROUND

     a.   Name: Robert L. Maige (the "Reporting Person").

     b.   Address: 1001 Kings Avenue, Suite 200, Jacksonville, Florida 32207

     c. Occupation: The Reporting Person is the Chief Financial Officer of the Company, located at the address above, and the chief financial officer of Pipeline Technologies, Inc., located at the same address.

     d. During the past five years, the Reporting Person has not been convicted in any criminal proceeding.

     e. During the past five years, the Reporting Person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f.   The Reporting Person is a citizen of the United States of America.


Item 3:  SOURCE OF FUNDS OR OTHER CONSIDERATION

     On June 21, 2000, pursuant to a Plan and Agreement of Reorganization between Wallstreet, WRS Merger Corp., a wholly-subsidiary of the Company, Pipeline Technologies, Inc. ("Pipeline") and certain shareholders of the Company and Pipeline, WRS Merger Corp. was merged with and into Pipeline such that Pipeline was the survivor and the shareholders of Pipeline received shares of the Company. Prior to the merger, Pipeline was a privately-held company organized to develop and sell voice over Internet protocol long distance services. The 2,282,425 shares of the Company acquired by the Reporting Person were received in exchange for his interest in Pipeline.

Item 4: PURPOSE OF TRANSACTION

     The shares owned by the Reporting Person were acquired for the purpose of investment. Effective on the date of closing the merger, the Reporting Person was Chief Financial Officer of the Company.

     The Reporting Person has no plan to effect any transaction which would have the effect of, or result in, any of the following:

     a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however, that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

     b.   An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.   Any action similar to any of those enumerated above.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Schedule, the Reporting Person is deemed to beneficially own 2,282,425 shares of Common Stock of the Company. Such shares of Common Stock are owned directly by the Reporting Person. The Reporting Person's beneficial ownership represents 24.15% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

     b. The Reporting Person has the sole power to vote and dispose of 2,282,425 shares of Common Stock of the Company.

         c. Other than the transaction described in Item 3 above, the Reporting Person has not effected any transaction in securities of the Company in the last 60 days.

         d.    Not applicable.

         e.    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None


ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

     There is no material required to be filed as exhibits to this Schedule.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.

/s/  Robert L. Maige                          Date:  June 29, 2000
-------------------------                          ----------------------------
     Robert L. Maige